Exhibit 99.1

The following are excerpts from the transcript of the Bausch Health Second-Quarter 2025 Earnings Presentation, held on Wednesday, July 30, 2025 at 5:00pm ET.

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Tom Appio (Chief Executive Officer):

We announced after the quarter that we entered into an agreement to acquire DURECT Corporation, which, if all closing conditions are satisfied and the acquisition closes, will enable Bausch Health to use its hepatology expertise to develop DURECT’s main treatment for alcoholic hepatitis.

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I wanted to touch on our recently announced definitive agreement to acquire DURECT Corporation. The agreement remains subject to the satisfaction of certain conditions including a majority of the outstanding share of DURECT being tendered in the tender offer that we intend to commence shortly. Through this proposed acquisition we intend to advance the development and commercialization of Durect’s lead pipeline candidate larsucosterol, an FDA Breakthrough Therapy Designation asset targeting alcoholic hepatitis (AH). There is currently no Food and Drug Administration or European Medicines Agency approved treatment for AH, and novel therapeutic strategies are needed to improve patient survival. Assuming all conditions are met, including the successful completion of the tender offer, we anticipate closing the deal in the third quarter of 2025. As such, we are limited in what we can share at this time. I look forward to sharing more information regarding this transaction following the closing.

I want to thank our business development team who has worked incredibly hard on this transaction. We are committed to intensifying our focus and rigor behind R&D and business development. This announcement demonstrates our commitment to hepatology and finding new ways to address unmet medical needs.